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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 3

                                       TO
                                 SCHEDULE 14D-9
                     Solicitation/Recommendation Statement
                      Pursuant to Section 14(d)(4) of the
                        Securities Exchange Act of 1934

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                            DAKA INTERNATIONAL, INC.
                           (Name of Subject Company)

                            DAKA INTERNATIONAL, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)
                                  234068-20-3
                     (CUSIP Number of Class of Securities)

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                              WILLIAM H. BAUMHAUER
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                            DAKA INTERNATIONAL, INC.
                              ONE CORPORATE PLACE
                               55 FERNCROFT ROAD
                       DANVERS, MASSACHUSETTS 01923-4001
                                 (508) 774-9115

          (Name, Address and Telephone Number of Person Authorized to
 Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

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                                With a Copy to:
                            ETTORE A. SANTUCCI, P.C.
                          GOODWIN, PROCTER & HOAR LLP
                                 EXCHANGE PLACE
                          BOSTON, MASSACHUSETTS 02109
                                 (617) 570-1000

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     This Amendment No. 3 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 ("Schedule 14D-9") filed on May 30, 1997 by DAKA International, Inc., a Delaware corporation (the "Company"), as amended on June 26 and July 10, 1997, relating to the tender offer (the "Offer") being made by Compass Holdings, Inc., a Delaware corporation ("Purchaser") and an indirect, wholly owned subsidiary of Compass Group PLC, a public limited company incorporated in England and Wales, disclosed in a Tender Offer Statement on
Schedule 14D-1, dated as of May 29, 1997, for all of the outstanding shares of common stock, par value $.01 per share, of the Company for a per share consideration of $7.50 net in cash to the seller, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of May
27, 1997, by and among the Company, Parent, Purchaser, and Compass Interim,
Inc., a Delaware corporation and a wholly owned subsidiary of Purchaser. All capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Schedule 14D-9. In connection with the foregoing, the Company hereby amends and supplements the Schedule 14D-9 as follows:


ITEM 2.  TENDER OFFER OF THE BIDDER


     On July 15, 1997, Purchaser announced that it is extending the Offer until 5:00 p.m., New York City time, on Tuesday, July 15, 1997. The terms of the extended Offer are identical to the terms of the Offer. In connection therewith, the Board of Directors of the Company has advised Purchaser that the Distribution Record Date will remain July 11, 1997.


ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

     Item 9 is hereby amended and supplemented to add the following:


Exhibit 24    --   Form of Press Release issued by Compass Group PLC on July 15, 1997.


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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          DAKA INTERNATIONAL, INC.

                                          By: /s/ WILLIAM H. BAUMHAUER

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                                            William H. Baumhauer
                                            Chairman and Chief Executive Officer


July 15, 1997


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